Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
August 16, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Draft Registration Statement on Form S-1
Submitted August 11, 2021
CIK No. 0001653909
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated July 13, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted to the Staff on June 16, 2021, as amended on July 23, 2021 and August 11, 2021. We are submitting this supplemental letter to address Comment No. 9. For the convenience of the Staff, we have incorporated the text of Comment No. 9 into this letter.
Draft Registration Statement on Form S-1 filed June 16, 2021
Note 13. Stock-based Compensation, page F-21
9.We note your disclosure on page F-22 that certain stock options were repriced during June 2020 to $4.12 and your disclosure on page II-2 that stock options have been exercised at prices between $0.022 and $8.33 since June 2018. Please provide us with a summary of all recent stock-based compensation awards granted, including grant dates and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in common stock fair values, describe to us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
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August 16, 2021

Response: The Company acknowledges the Staff’s comment.
A summary of stock options granted by the Company in fiscal 2020 is set forth below:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Third-Party Valuation Date	Estimated Fair Value Per Share of Common Stock
January 18, 2020	1,462,500	December 23, 2019	$6.01
February 11, 2020	96,875	December 23, 2019	6.01
May 8, 2020	322,250	March 31, 2020	3.87
June 27, 2020	967,305	May 31, 2020	4.12
July 16, 2020	36,940	May 31, 2020	4.12
October 8, 2020	204,800	September 22, 2020	4.34
October 28, 2020	159,000	September 22, 2020	4.34
December 21, 2020	314,216	September 22, 2020	4.34
January 26, 2021	824,000	September 22, 2020	4.34
March 12, 2021	1,712,235	Interpolated value as of March 12. 2021*	6.97
May 26, 2021	549,630	April 30, 2021	8.33
June 26, 2021	904,084	May 31, 2021	8.43
*Not reflected in this table, are third-party valuations of $4.70 per share dated as of January 31, 2021 and $8.05 per share dated as of March 31, 2021. Please refer to the section on March 2021 Grants on how we arrived at the interpolated value of $6.97 per share of common stock.
The Company further advises the Staff that the assumptions used to determine the fair value of the option awards discussed above represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.
The following are the key considerations in determining the value of the Company’s common stock at each grant date or on a retrospective basis as discussed below:
January and February 2020 Grants
On each grant date in January and February 2020, the Company’s board of directors (the “Board”) determined that the fair value of the Company’s common stock was $6.01 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of December 23, 2019 (the “December 2019 Valuation Report”). In determining the fair value of the Company’s common stock, the Company used its most recent round of preferred equity financing as an indication of value in the option model. The December 2019 Valuation Report utilized the option pricing model (“OPM”) as the principal equity allocation method to allocate the enterprise value of the Company to its equity owners. In addition, the December 2019 Valuation Report applied a 17% discount for lack of marketability (“DLOM”) and a time to exit of two years.
For each of the Company’s valuations discussed below, the Company applied a weighting of between 12.5% to 20% to secondary sales of the Company’s common stock (each secondary
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August 16, 2021

sale was of no more than $20 million). The weighting of the secondary transactions fluctuated based on volume and timing of the secondary sale relative to the valuation period.
May 2020 Grants
For grants made in May 2020, the Board determined that the fair value of the Company’s common stock was $3.87 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of March 31, 2020 (the “March 2020 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The March 2020 Valuation Report utilized OPM as the principal method to allocate the enterprise value of the Company to its equity owners. In addition, the March 2020 Valuation Report applied a 30% DLOM and a time to exit of three years. The increase in the DLOM was partly due to higher volatility because of COVID-19 and the increase in time to exit from two to three years. The increase in time to exit and the decrease in the fair value of the common stock from $6.01 per share in the December 2019 Valuation Report to $3.87 per share was primarily driven by the emergence and rapid spread of COVID-19, the governmental responses to curb further spread, and the corresponding immediate and prospective effects on the overall economy and the Company’s business, which led to significant uncertainty in the Company’s future operations. For example, the Company’s physical retail channel had previously been a significant source of growth and contributed approximately 20% of global sales for 2019 and the first quarter of 2020; however, most physical retail locations were closed as of March 14, 2020 and remained closed indefinitely. Digital channel sales had slowed due to the uncertain economic environment. While revenue tracked closely to the Company’s Annual Operating Plan (the “Plan”) in January and February 2020, it was down 14% to the Plan in March 2020 and trending similarly in April 2020, which was factored into the March 2020 Valuation Report. In addition, the footwear industry as a whole saw a significant drop-off in demand. According to Footwear News, for the week ended March 21, 2020, sneaker sales dropped 65% compared to the same week in 2019. The Company also implemented a hiring freeze in February 2020 that reduced the projected headcount for the year by approximately 50%. The Company also drew down $14.0 million from its credit agreement in March 2020. These factors resulted in an increase in the time to exit and the DLOM in the March 2020 Valuation Report as compared to the December 2019 Valuation Report, which led to the overall downward fluctuation in the fair value of the Company’s common stock per share compared to the previous valuation.
June and July 2020 Grants
On each grant date in June and July 2020, the Board determined that the fair value of the Company’s common stock was $4.12 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of May 31, 2020 (the “May 2020 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The May 2020 Valuation Report utilized the OPM as the principal method to allocate the enterprise value of the Company to its equity owners. In addition, the May 2020 Valuation Report applied a 28% DLOM and a time to exit of three years. The DLOM decreased from the March 2020 Valuation primarily due to lower volatility. As a result of the global outbreak of COVID-19, the entire economy experienced a slowdown, and the capital markets saw significant declines during this time. The Company canceled or delayed the opening of approximately 10 new retail stores planned for 2020. The Company’s revised financial projections from the March 2020 Valuation Report to the May 2020 Valuation Report remained unchanged as most of the Company’s physical retail locations remained closed through June 2020 and were expected to be
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August 16, 2021

at limited capacity if and when they re-opened. However, the Company did see positive traction in the digital channel during this period as compared to March and April 2020 expectations due to a new product launch in the footwear performance category, which was factored into the May 2020 Valuation Report. The DLOM decrease, as well as the business performance related factors listed above, led to the increase in fair value to $4.12 per share.
As a result of the sustained decline in fair value from the December 2020 Valuation Report to the two subsequent valuation reports, the Company completed a repricing transaction for most of its outstanding common stock options with an exercise price per share greater than $4.12, to an exercise price per share of $4.12. The Company waited until this time to conduct the repricing transaction rather than during the initial decline in fair value in March 2020 to ensure that the fair value decline was sustained. During this time, the Company had no definitive plans to conduct an IPO and there was profound and enduring uncertainty about the Company’s future financial performance.
October 2020, December 2020 and January 2021 Grants
On each grant date in October 2020, December 2020 and January 2021, the Board determined that the fair value of the Company’s common stock was $4.34 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of September 22, 2020 (the “September 2020 Valuation Report”). In determining the value of the Company’s total equity, the Company used the Company’s most recent round of preferred equity financing as an indication of value in the option model. The September 2020 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to its equity owners. In addition, the September 2020 Valuation Report applied a 30% DLOM and a time to exit of four years. The DLOM increased from the May 2020 valuation primarily due to higher volatility. The time to exit increased due to the ongoing impact of COVID-19 and departure of the Company’s head of finance in September 2020. The Company launched its digital channel in South Korea in September 2020 and its first outlet retail store in October 2020. Given the early stages of each of these launches at the time of the September 2020 Valuation Report, the Company was uncertain of the impact on its financial projections. During this time, the Company had no definitive plans to conduct an IPO and there was profound and enduring uncertainty about the Company’s future financial performance.
March 2021 Grants
For grants issued in March 2021, the Board determined that the fair value of the Company’s common stock was $4.70 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of January 31, 2021 (the “January 2021 Valuation Report”) at the time the awards were granted. In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The January 2021 Valuation Report utilized the OPM as the principal method to allocate the enterprise value of the Company to its equity owners. In addition, the January 2021 Valuation Report applied a 28% DLOM and a time to exit of three years. The decrease in DLOM was primarily due to lower volatility and the decrease in time to exit was due to a stronger holiday season than expected and hiring of a new Chief Financial Officer in January 2021. Additionally, the macro environment with respect to public equities and initial public offerings was demonstrating favorable and responsive conditions. During this time, the Company had no definitive plans for an IPO as the United States was in the early stages of the COVID-19 vaccine roll-out and there continued to be profound uncertainty about the
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

August 16, 2021

Company’s future financial performance considering the ongoing impact of the collateral effects of COVID-19 restrictions on the Company’s business and performance.
Subsequently, the Board determined that the fair value of the Company’s common stock was $8.05 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of March 31, 2021 (the “March 2021 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The March 2021 Valuation Report utilized the Probability Weighted Expected Return Method (“PWERM”) methodology rather than OPM to determine the common stock per share value. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company. The Company shifted to the PWERM methodology as the world began to slowly return to pre-COVID-19 activities and the financial markets and consumer spending appeared to stabilize. The roll-out of the COVID-19 vaccine showed positive results and capacity restrictions were lifted in many geographies. The Company began drafting a timeline for a potential IPO and estimated a 20% probability of an IPO in September 2021, a 30% probability of an IPO in April 2022, and a 50% probability of remaining private.
As a result of the increase in fair value per share of common stock from the January 2021 Valuation Report to the March 2021 Valuation Report, the Company interpolated the common stock value on a straight-line basis arriving at a value of $6.97 per share and recorded incremental stock-based compensation expense for grants issued on March 12, 2021.
May 2021 Grants
For grants issued in May 2021, the Board determined that the fair value of the Company’s common stock was $8.33 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of April 30, 2021 (the “April 2021 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The April 2021 Valuation Report utilized the PWERM methodology to determine the common stock per share value. The Company’s financial performance began to accelerate as compared to 2020 trends. The Company opened two new retail stores in April 2021. The Company announced a new product partnership that gained consumer traction and saw a continued positive consumer spending trend in the performance and leisure footwear categories. The Company revised its long-range plan, which had a more favorable outlook on the Company’s future financial performance. During this time, the Company began initial discussions with bankers, established a timeline for a potential IPO and estimated a 20% probability of an IPO in September 2021, a 30% probability of an IPO in April 2022, and a 50% probability of remaining private. There was no change to the probability estimation from the March 2021 Valuation Report, as the Company was still in the preliminary stages of planning for an IPO.
June 2021 Grants
For grants issued in June 2021, the Board determined that the fair value of the Company’s common stock was $8.43 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of May 31, 2021 (the “May 2021 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

August 16, 2021

The May 2021 Valuation Report utilized PWERM methodology. The Company’s retail channel was showing positive recovery for the first time since the COVID-19 outbreak and the Company opened three new retail stores in June 2021, which the Company factored into the valuation. In addition, the first half of May 2021 showed strong financial performance compared to the Plan. During April and May 2021, the Company selected its IPO counsel, IPO advisors, and lead underwriters. With the recent IPO of FIGS, Inc. and The Honest Company, Inc., the Company considered these peer companies as a good indicator of a comparable IPO in the consumer market. The Company estimated a 20% probability of an IPO in September 2021, a 30% probability of an IPO in April 2022, and a 50% probability of remaining private. There was no change to the probability estimation from the March 2021 Valuation Report and the April 2021 Valuation Report, as the Company was still evaluating the following factors to a timely IPO: (a) the Company’s financial performance, (b) the emergence of new COVID-19 variants, (c) market health, and (d) the Company’s internal readiness. Financial markets, especially for public offerings, saw increased volatility as compared to previous months and as such, the Company had a conservative outlook on the potential outcome of an IPO in September 2021.
Summary
Including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company believes that the fair values determined for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value.

*	*	*
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
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